FILE NO. 333-

CIK # 1641305

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — UNCOMMON VALUES TRUST, 2015 SERIES AND UNCOMMON VALUES GROWTH & INCOME SERIES, 2015

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, NY 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Scott Richardson
75 East 55th Street	2000 Westchester Avenue
New York, New York 10022	Purchase, NY 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated May 8, 2015, Subject to Completion

Morgan Stanley Global Investment Solutions—

Uncommon Values Trust, 2015 Series

Uncommon Values Growth & Income Series, 2015

UNIT INVESTMENT TRUSTS

Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 consists of two separate unit investment trusts. Each trust invests in a portfolio of common stocks identified by investment professionals from Morgan Stanley & Co. LLC.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of certain restrictions which apply to each Trust.

Prospectus dated July __, 2015

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. No one may sell Units of the Trusts until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Morgan Stanley Global Investment Solutions—
Uncommon Values Trust, 2015 Series
Uncommon Values Growth & Income Series, 2015

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether one or both of the portfolios comprising the Morgan Stanley Global Investment Solutions—Uncommon Values Trust, 2015 Series (the "UCV Trust") and the Uncommon Values Growth & Income Series, 2015 ("Growth & Income Trust") is right for you. The UCV Trust and the Growth & Income Trust are collectively referred to herein as the "Trusts". More detailed information can be found later in this prospectus.

Investment Objectives

The UCV Trust seeks above-average capital appreciation with a diversified portfolio of common stocks.

The Growth & Income Trust seeks above-average total return with a diversified portfolio of common stocks.

There is no guarantee that the Trusts will achieve their investment objectives.

Investment Strategy

Each Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its fifteen-month life. Unlike a mutual fund, each Trust's portfolio is not managed.

Investment Concept and Selection Process

Morgan Stanley & Co. LLC ("MS&Co") equity analysts review the stocks that they have a favorable rating on and are asked to select his or her best idea for total return over the next 12 months. Investment professionals from MS&Co Research then review and select what they believe are the best picks based on several factors for each stock, including:

•  Investment Thesis—Out-of-consensus thinking incorporating fresh data and analysis is applied to generate compelling challenges to market assumptions on key investment debates.

•  Valuation Case—A disciplined research approach is utilized, looking beyond single-point estimates and price targets.

•  Evaluation of Risk Factors—The full risk-reward profile of each stock is examined, accompanied by an assessment of a wide range of plausible scenarios.

•  Catalysts for Potential Performance—Also considered are upcoming data and events in the next 12 months that may support a particular stock's investment thesis and potentially drive change in market perceptions.

Morgan Stanley Wealth Management Research provided MS&Co Research with guidance as to the factors that should be considered when screening the equity analysts' best ideas.

Morgan Stanley Smith Barney LLC, the Sponsor, developed two unit investment trust portfolios based on the stocks identified from this in-depth screening process—the UCV Trust and the Growth & Income Trust. The Trusts generally consist of high quality stocks with market capitalizations exceeding $1 billion.

•  The UCV Trust is comprised of all the stocks from the screening process. Starting with individual research analysts submissions of over 50 stock ideas, MS&Co Research identified the 15 stocks it believed would be well positioned for the coming year.

•  The Growth & Income Trust is comprised of some of the stocks from the screening process, and then supplemented with other top recommendations of income-oriented stocks. The dividend yield of this Trust's portfolio may be higher than that of the broader market averages, providing an alternative for investors seeking the potential for both growth and income.

You should note that each Trust's securities were selected on the basis of the criteria set forth above and that the Trusts will continue to purchase (subject to any limitations arising from regulatory or trading restrictions, or corporate actions) or hold securities, notwithstanding the fact that MS&Co Research may have revised its opinion with respect to any individual securities based on the screening process described above.

Principal Risk Factors

Holders can lose money by investing in a Trust. The value of your units may increase or decrease depending on the value of the stocks which make up each Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the securities and general economic conditions.

Each Trust consists of common stocks of domestic and foreign issuers. If you invest in a Trust, you should understand the potential risks associated with common stocks:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

Since the Trusts' portfolios include securities of issuers located in foreign markets, the Trusts may be more strongly affected by the risks of investing in foreign securities, which include:

•  The value of the U.S. dollar relative to the foreign currencies.

•  Future political and economic developments.

•  Possible withholding taxes.

•  Differing accounting practices.

•  Price volatility and/or liquidity issues.

In addition, the Trusts' portfolios invest significantly in one or more sectors. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

The UCV Trust portfolio contains securities issued by __ issuers and the Growth & Income Trust portfolio contains securities issued by __ issuers, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and a Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until a Trust terminates, which could mean that the sale price of a Trust's securities may not be the highest price at which these securities traded during the life of a Trust. Also, this means that securities may remain in a Trust even though they no longer meet the criteria of the Trust's investment strategy or no longer are viewed favorably by the MS&Co equity analysts.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). This price is based on the net asset value of a Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in a Trust's portfolio. The Public Offering Price will change daily because prices of the underlying securities will fluctuate.

The Public Offering Price per unit will be calculated by:

•  Adding the combined market value of the underlying securities to any cash held to purchase securities.

•  Dividing that sum by the number of units outstanding.

•  Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the Trusts are about to terminate, you may have the option to rollover your proceeds into a future UCV Trust or Growth & Income Trust series, if one is available. The initial sales charge will be waived if you decide to exchange; however, you will be subject to the subsequent series' deferred sales charge. If you decide not to exchange your proceeds into the next series, you will receive a cash distribution after your Trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities. See "Exchange and Rollover Privileges".

Uncommon Values Trust, 2015 Series

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*	$10.00
Maximum Deferred Sales Charge	1.45	%**	$14.50
Creation and Development Fee	0.50	%***	$5.00
Maximum Sales Charge (including Creation and Development Fee)	2.95%		$29.50
Reimbursement to Sponsor for Estimated Organization Costs	____%		$_____

Estimated Annual Trust Operating Expenses

	As a % of Net Assets	Amounts per 100 Units
Trustee's Fee	%	$
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	%	$
Other Operating Expenses	%****	$
Total	%	$

*  The Initial Sales Charge may be above or below 1.00% but in no event will exceed the combined initial sales charge and deferred sales charge of 2.45% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$
3 years
5 years
10 years

**  The deferred sales charge is a fixed dollar amount equal to $0.145 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments commencing on _________, 2015. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.45%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.145 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Uncommon Values Growth & Income Series, 2015

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*	$10.00
Maximum Deferred Sales Charge	1.45	%**	$14.50
Creation and Development Fee	0.50	%***	$5.00
Maximum Sales Charge (including Creation and Development Fee)	2.95%		$29.50
Reimbursement to Sponsor for Estimated Organization Costs	____%		$_____

Estimated Annual Trust Operating Expenses

	As a % of Net Assets	Amounts per 100 Units
Trustee's Fee	%	$
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	%	$
Other Operating Expenses	%****	$
Total	%	$

*  The Initial Sales Charge may be above or below 1.00% but in no event will exceed the combined initial sales charge and deferred sales charge of 2.45% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$
3 years
5 years
10 years

**  The deferred sales charge is a fixed dollar amount equal to $0.145 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments commencing on _________, 2015. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.45%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.145 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Morgan Stanley Global Investment Solutions—
Uncommon Values Trust, 2015 Series
Uncommon Values Growth & Income Series, 2015

SUMMARY OF ESSENTIAL INFORMATION AS OF ________, 2015†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) is 2.45% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between the maximum sales charge of 2.45% and the total deferred sales charge of $0.245 per Unit. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Deferred Sales Charge Payment Dates

___________, and the __th day of each month thereafter, through __________.

Termination Date

____________, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day provided the total cash held for distributions equals at least 0.1% of a Trust's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of a Trust's net asset value. Distributions will be paid in cash unless a Holder elects to reinvest his or her distribution in additional Units of a Trust. A final distribution will be made upon termination of a Trust.

Record Day

The 10th day of each month, commencing ___________, 2015.

Distribution Day

The 25th day of each month, commencing ___________, 2015, and upon termination and liquidation of a Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated early if the net value of a Trust is less than $1,000,000 or less than 40% of the aggregate net asset value of a Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$_________ per Unit.

Sponsor's Annual Fee

Maximum of $________ per Unit.

	UCV Trust	Growth & Income Trust
CUSIPs
Cash
Wrap Fee
Ticker Symbols

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of Morgan Stanley Global Investment Solutions—Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015.

We have audited the accompanying statements of financial condition, including the portfolios of investments, of Morgan Stanley Global Investment Solutions—Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 (the "Trusts"), as of the opening of business on _______, 2015 (Initial Date of Deposit). These statements of financial condition are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on this statements of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition is free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of financial condition. Our procedures included confirmation of contracts to purchase securities, by correspondence with brokers as shown in the statements of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Global Investment Solutions—Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015, as of the opening of business on ________, 2015 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
_________, 2015

Morgan Stanley Global Investment Solutions—
Uncommon Values Trust, 2015 Series
Uncommon Values Growth & Income Series, 2015

Statements of Financial Condition as of Initial Date of Deposit, ______, 2015

	Uncommon Values Trust	Uncommon Values Growth & Income Trust
TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$	$
Total	$	$
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$	$
Deferred Sales Charge(4)
Creation and Development Fee(5)
Total	$	$
INTEREST OF UNITHOLDERS
Units of fractional undivided interest outstanding:	$	$
Cost to investors(6)
Less: Gross underwriting commissions(7)
Less: Reimbursement to Sponsor for Organization Costs(3)
Net amount applicable to investors	$	$
Total	$	$
Net asset value per Unit	$	$

Notes to Statements of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to a Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolios. See also the columns headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These organization costs have been estimated at $_____ per Unit for the Uncommon Values Trust, 2015 Series and $_____ per Unit for the Uncommon Values Growth & Income Series, 2015. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4)  A deferred sales charge of $0.145 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  A Creation and Development Fee in the amount of $0.05 per Unit is payable by a Trust on behalf of the Holders out of the assets of a Trust as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

(6)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(7)  Assumes a maximum aggregate sales charge of 2.45% of the Public Offering Price (2.512% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Portfolio of Morgan Stanley Global Investment Solutions—
Uncommon Values Trust, 2015 Series

As of the Initial Date of Deposit, ________, 2015

Securities(1)(3)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
			%	$
			%	$

See "Notes to Portfolios".

Portfolio of Morgan Stanley Global Investment Solutions—
Uncommon Values Growth & Income Series, 2015

As of the Initial Date of Deposit, ________, 2015

Securities(1)(3)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
			%	$
			%	$

See "Notes to Portfolios".

Notes to Portfolios

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on _______, 2015. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on _______, 2015.

The following information is unaudited:

(3)  The following information details certain of Morgan Stanley & Co. LLC's investment banking relationships and other matters related to certain of the Trusts' securities as of __________, 2015.

(A)  As of __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, beneficially owned 1% or more of a class of common equity securities of this issuer.

(B)  For the 12 months ending on __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, received compensation for investment banking services from this issuer.

(C)  In the 3 months following __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, will seek compensation for investment banking services from this issuer.

(D)  For the 12 months ending on __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, has managed or co-managed a public offering (or 144a offering) of the securities of this issuer.

(E)  For the 12 months ending on __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, has provided or is providing investment banking services to, or has an investment banking client relationship with this issuer.

(F)  For the 12 months ending on __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, has received compensation for products or services other than investment banking services from this issuer.

(G)   For the 12 months ending on __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with this issuer.

(H)  As of __________, 2015, Morgan Stanley & Co. LLC, or an affiliate, has a significant financial interest in relation to this issuer.

(I)  Morgan Stanley & Co. LLC, or an affiliate, is a market maker in the publicly traded equity securities of this company.

(J)  Morgan Stanley & Co. LLC, or an affiliate, currently has, or had within the past 12 months, this company as a client, and the services provided were non-investment banking, non-securities-related services.

(K)  An employee, director or consultant of Morgan Stanley & Co. LLC, or an affiliate, is a director of this company.

DESCRIPTION OF THE TRUSTS

Objectives of the Trusts

The objective of the Morgan Stanley Global Investment Solutions—Uncommon Values Trust, 2015 Series (the "UCV Trust") is to provide above-average capital appreciation through a fixed portfolio of shares of common stocks ("Securities"). The objective of the Morgan Stanley Global Investment Solutions—Uncommon Values Growth & Income Series, 2015 (the "Growth & Income Trust") is to provide above-average total return through a fixed portfolio of shares of common stocks. The selection process for stocks held within the UCV Trust and the Growth & Income Trust (collectively referred to herein as the "Trusts" or as the "Portfolios") is described in further detail under Investment Summary—Investment Concept and Selection Process.

Achievement of each of the Trust's objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of Securities, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying Securities in their respective Portfolios.

Structure and Offering

Each Trust is considered a "unit investment trust." The Trusts were created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a "Unit") represented a fractional undivided interest in the Securities listed under the Portfolios of each Trust. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in such Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in a Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by a Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trusts.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of each Trust that existed immediately prior to the subsequent deposit (the "proportionate relationship"). The proportionate relationship among the Securities in a Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the proportionate relationship among the Securities because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in each Trust that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trusts—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in a Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for each of the Trusts will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trusts which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of each Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in a Trust will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of a Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trusts—Amendment and Termination.

The Portfolios

The Sponsor selected the Securities for each Trust using a list of Securities identified by MS&Co Research through a screening process described under Investment Summary—Investment Concept and Selection Process. The Sponsor and its affiliates may use the list of Securities included in each Trust and distribute this information to various individuals and entities in other forms, including research reports. MS&Co, the Sponsor and its affiliates may recommend to other clients or otherwise effect transactions in the Securities held by the Trusts. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Trust pays for the Securities and the price received upon unit redemptions or liquidation of the Securities. MS&Co, the Sponsor and its affiliates also issue reports and make recommendations on securities, which may include the Securities in each Trust. In addition, MS&Co, the

Sponsor and its affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by a Trust, and may have bought the Securities held in the Trusts, thereby benefiting. See under "Notes to Portfolios" in this prospectus for specific information concerning the investment banking relationships and roles as market-makers maintained by MS&Co and its affiliates for certain of the Securities included in the Trusts. In the future, MS&Co and its affiliates may seek to provide investment banking or other services to any of the issuers of the Securities in the Trusts. Other than providing research, MS&Co Research is not liable for any information contained in the prospectus which it did not provide. The Trusts are not sponsored or endorsed by MS&Co and neither make a representation or warranty, express or implied, to the Holders of the Trusts or any member of the public regarding the advisability of investing in Units of the Trusts. MS&Co has no obligation or liability in connection with the investment decisions made by the Sponsor or the Trusts or in connection with the administration of the Trusts.

The performance of Units of a Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of a Trust,

•  the Portfolios may not be fully invested at all times,

•  the stocks may be purchased or sold at prices different from the closing price used to determine a Trust's net asset value, and

•  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in a Trust are expected to settle in three business days, in the ordinary manner for such Securities.

Each of the Trusts consists of such Securities as may continue to be held from time to time in that Trust and any additional and replacement Securities held by such Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into a Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trusts—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolios of each Trust, unless substantially all of the monies held in a Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trusts—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that a Trust will retain for any length of time its present size. See Redemption; Administration of the Trusts—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of each Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of a Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for each Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of a Trust. See Reinvestment Plan. Because dividends on the Securities are not received by a Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by a Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trusts or to satisfy redemptions of Units may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for each Trust may also cause increased buying activity in certain of the Securities comprising the Portfolios. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by each Trust may cause a Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by each Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolios, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, including common stocks and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trusts are not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of a Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment Summary—Investment Concept and Selection Process, and that a Trust may continue to purchase or hold Securities originally selected though these criteria even though a Security may no longer meet all of the selection criteria. A number of the Securities in each Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by a Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to either sell the Security or accept an offer for cash if the Supervisor determines that the sale or exchange is in the best interest of the Unitholders. The Trustee will distribute any cash proceeds to Unitholders.

Although the Portfolios are regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust. The prices of single shares of each of the Securities in a Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in a Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of a Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by a Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for each Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for each Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for a Trust's organization costs; the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Termination

A Trust may be terminated early and all outstanding Units liquidated if the net asset value of a Trust falls below $1,000,000 or less than 40% of the aggregate net asset value of a Trust at the completion of the initial public offering period. As the size of a Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Foreign Securities

The Trusts are exposed to the securities of foreign issuers through investments in American Depository Receipts ("ADRs") or Global Depository Receipts ("GDRs"), held by each Trust. There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in U.S. investments. These risks include those resulting from:

•  fluctuations in currency exchange rates or revaluation of currencies,

•  future adverse political and economic developments and the possible imposition of currency exchange blockages, exchange control regulations, or other foreign laws or restrictions,

•  international trade conditions,

•  foreign withholding taxes and restrictions on foreign investments or exchange of securities,

•  foreign markets that may be less liquid and more volatile than U.S. markets,

•  reduced availability of public information concerning issuers, and

•  the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. and investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. Some countries also may have different legal systems that may make it difficult for a Trust to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of a Trust's investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Trust's Securities.

It is expected that the stocks of foreign companies will be held by each Trust in the form of ADRs, GDRs, or other similar receipts, which generally involve the same types of risks as foreign common stock held directly. ADRs are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. The ADRs held by each Trust trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission ("SEC"). A Trust may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR. GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Income from the foreign securities underlying the ADRs and GDRs in each Trust will generally be payable in the currency of the country of their issuance. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market.

With respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of each Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since a Trust may invest in securities quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in a Trust and the net asset value of Units of a Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to U.S. dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

Potential Conflicts of Interest

The Securities selected for the Trusts may be subject to potential conflicts of interest. The Sponsor selected the Securities for each Trust based upon analysis provided by investment professionals from MS&Co Research, an affiliate of the Sponsor. The Sponsor and its affiliates have a range of relationships with certain of the companies contained in each Trust. The inclusion of these companies in either of the Trusts may potentially constitute a conflict of interest. Potential conflicts of interest are set forth in detail under "Notes to Portfolios".

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to Securities in a Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for a Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of such Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the

Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.45% of the Public Offering Price (2.252% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is computed by deducting the deferred sales charge ($0.145 per Unit) from the aggregate sales charge of 2.45%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit and will be less than 1.00% if the Public Offering Price is less than $10.00 per Unit. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.145 per Unit and is accrued in three monthly installments and will be charged to the Capital Account on the dates specified under "Summary of Essential Information—Deferred Sales Charge Payment Dates". As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.45%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to each Trust on the next business day. To the extent that the entire deferred sales charge of $0.145 per Unit has not been deducted at the time of repurchase or redemption of Units prior to final date specified under "Summary of Essential Information—Deferred Sales Charge Payment Dates", any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge or Creation and Development Fee deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the "transactional sales charge."

The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing a Trust and is further described below.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each (including the initial sales charge). To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trusts—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for Unit purchases of at least $50,000. Sales charges are as follows:

	Initial Sales Charge		Maximum
Transaction Amount	Percent of Offering Price	Percent of Net Amount Invested	Dollar Amount Deferred Per Unit
Less than $50,000	1.00%	1.010%	$0.145
$50,000 but less than $100,000.75		.756	0.145
$100,000 but less than $250,000.50		.503	0.145
$250,000 but less than $500,000.25		.251	0.145
$500,000 but less than $1,000,000	0	0	0.145

For purchases of at least $1,000,000, the total sales charge will be .900% (or .908% of the net amount invested). The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

The above graduated sales charges will apply to all purchases of Units, in the amounts stated, on any one day by the same purchaser of Units of one, or both the Trusts on an aggregated basis, in the amounts stated, at the same broker-dealer. You must inform your financial professional of any combined purchases before your purchase to be eligible for a reduced sales charge. Secondary market purchases are excluded for purposes of sales charge discount calculations. For purposes of achieving the quantity discount levels in the above table, Units of the Trusts may be combined with (i) purchases of units of any other Morgan Stanley sponsored unit investment trusts during each trust's initial offering period, (ii) purchases of units made as described under the "Fee Accounts" section below, and (iii) purchases of units eligible for the sales charge discounts utilizing proceeds from an "Exchangeable Series" or "Unaffiliated Series", as further described below. Units held in the name of the spouse (or the equivalent if recognized under local law) of the purchaser or in the name of a child (including any step-child) of the purchaser under 21 years of age living in the same household are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust, estate (including multiple trusts created under a single estate) or single fiduciary account.

Valuation of Securities by the Sponsor is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, a Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Trusts. See Redemption—Computation of Redemption Price Per Unit.

The holders of units of any outstanding affiliated unit investment trust (the "Exchangeable Series") may exchange units of the Exchangeable Series for Units of a Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of a Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series or in any unaffiliated unit investment trust (the "Unaffiliated Series") who elect to purchase Units of a Trust (if available) within 30 calendar days of their redemption of units in the Exchangeable Series or Unaffiliated Series, respectively. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from a Trust which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. The minimum purchase amount for Units of a Trust of $1,000 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in a Trust divided by the number of Units outstanding, subject to a reduced sales charge of 0.80%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, a Trust must charge these amounts per Unit regardless of any discounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased.

Fee Accounts

Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Trust are purchased for a Fee Account and a Trust is subject to a Wrap Fee (i.e., the Trust is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. As described above, Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above, however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph.

You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Trust is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Creation and development Fee	0.50%
Total sales charge	0.50%

To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trusts. The Sponsor intends to qualify Units of each Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $0.145 per Unit deducted in three monthly installments.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to a Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $_____ per Unit for the administrative, evaluation and other services which it provides during the life of the Trusts. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolios on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the "Creation and Development Fee") and will be payable from the assets of each Trust as of the close of the initial public offering period. This fee compensates the Sponsor for the creation and development of a Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•  the aggregate value of Securities in a Trust,

•  amounts in a Trust, including dividends receivable on Securities trading ex-dividend, and

•  all other assets in a Trust.

Deducting therefrom the sum of:

•  taxes or other governmental charges against a Trust not previously deducted,

•  accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trusts and certain other expenses, and

•  amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in a Trust on the date on which the Units of a Trust are tendered for redemption. In the event that a market is not maintained, a Holder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant transaction tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Units redeemed by the Trustee will be canceled.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trusts—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for a Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Holders tendering 2,500 or more Units for redemption may request an in kind distribution of Securities equal to the

Redemption Price per Unit on the date of tender. Holders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Trust's termination. The Trusts generally will not offer in kind distributions of Securities that are held in foreign markets. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Holder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Special federal income tax consequences will result if a Holder requests an in kind distribution. See Taxes.

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts—Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the in kind distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of a Trust will be reduced.

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, determined by the SEC, (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in a Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trusts and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption (other than with respect to shares received in an in kind distribution) is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing a Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing a Trust, as well as advertising and selling expenses, will be paid at no cost to a Trust.

Fees—The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of a Trust, including certain mailing and printing expenses, are borne by each Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services, for evaluating the portfolios and for providing bookkeeping and administrative services for each Trust, but at no time will the total amount the Sponsor receives for services rendered to all series of Morgan Stanley Global Investment Services in any calendar year exceed the aggregate cost to it of supplying these services in that year.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by a Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of a Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trusts' registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trusts and the rights and interests of Holders (for example, expenses in exercising the Trusts rights under the underlying Securities), (5) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of a Trust. The amounts of these charges and fees are secured by a lien on the Trusts.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge and the Creation and Development Fee will be made in the manner described under Administration of the Trusts—Accounts and Distributions below.

Since the Securities are all common stocks and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet

Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUSTS

Records

The Trustee keeps records of the transactions of each Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to a Trust are credited by the Trustee to an Income Account, as of the date on which a Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of a Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge and the Creation and Development Fee will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in a Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

Each Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolios. However, the Portfolios are regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue a Trust's investment in the Securities and maintain their proportionate relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders.

Further, a Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets all the selection criteria listed in the objective.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to either sell the Security or accept an offer for cash if the Sponsor determines the sale or exchange is in the best interest of Holders. The Trustee will distribute any cash proceeds to Holders. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as income distribution requirements and fees and expenses of the affected Trust. If a Security is eliminated from a Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of such Trust of the sale of the Security.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in a Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of a Trust.

As the holder of the Securities of each Trust, the Trustee will vote the securities in a Trust in the same manner and ratio on all proposals as the owners of such shares not held by a Trust. However, the Trustee may not be able to vote the Securities in a Trust that are traded on foreign exchanges.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of a Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the proportionate relationship among the Securities. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory or trading restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Holder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of a Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of each Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of a Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trusts—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of a Trust into units of any then outstanding series of a Morgan Stanley Global Investment Solutions unit investment trust in its initial offering period (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in a Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in a Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of a Trust may reinvest their terminating distributions into units of any then outstanding Morgan Stanley Global Investment Solutions—Uncommon Values series provided one is offered ("New Series"), or into any Exchange Series. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or, if they own a minimum of 2,500 Units, may elect to receive an in kind distribution, after a Trust terminates.

Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in a Trust's portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trusts. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trusts' "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of a Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes." If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into a Trust from any prior Morgan Stanley Global Investment Solutions unit investment trust (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of a Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of a Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in a Trust. See Description of the Trusts—Structure and Offering. Each

participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to any of the Trusts. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the

Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trusts or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trusts or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trusts or to provide an opinion on any tax issues. The Trusts do not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings. This summary also does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the tax treatment of the assets to be deposited in your Portfolio.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Portfolio

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. A Trust may also hold shares of stock in corporations that qualify as real estate investment trusts for federal income tax purposes ("REIT Shares").

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by each Trust as "Trust Assets".

Portfolio Status

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains), if any from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss Upon Disposition

If you dispose of your Units or redeem your Units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if a Trust disposes of Trust Assets. Your initial tax basis in each Trust Asset is determined by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Trust Assets must be adjusted after you acquire your Units.

If you are an individual, the maximum marginal federal tax rate for net capital gain currently is generally 20%. Dividends and net capital gains also are subject to a 3.8% Medicare contribution tax on net investment income for taxpayers at higher income levels. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code, however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year.

Dividends from Stocks

Certain dividends received with respect to the Stocks may qualify to be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These are generally referred to as qualified dividends.

Dividends from REIT Shares

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if a Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share.

Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following

January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income.

Dividends Received Deduction

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Cash Distributions, Rollovers and Exchanges

If you receive cash when you redeem your Units or at a Trust's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at a Trust's termination be rolled into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of a Trust for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code.

In Kind Distributions

Under certain circumstances as described in this prospectus, you may request an in kind distribution of Trust Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Trust Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by a Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign Investors

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), distributions of dividends and interest from a Trust generally are subject to U.S. federal income taxes, including withholding taxes, unless certain conditions for exemption from U.S. taxation are met. Gains from the sale or redemption of your Units may not be subject to U.S. federal income taxes if you are not otherwise subject to net income taxation in the United States. In the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, distributions by a Trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding, subject to any applicable treaty. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt from U.S. taxation. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

The Foreign Account Tax Compliance Act ("FATCA")

A 30% withholding tax on each Trust's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Pursuant to the rules above and the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA is required: (i) with respect to distributions from each Trust and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2017. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. A Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Taxes

Some distributions or income earned by a Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Backup Withholding

By law, a Trust must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs the Trust to do so.

Retirement Plans

Units of these Trusts may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in a Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in a Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of a Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trusts. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in each Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Experts

The Statements of Financial Condition and the Portfolios included in this Prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor's Global Investment Solutions ("GIS") offers clients the ability to invest in various investment strategies through which dedicated portfolio managers employed by the Sponsor or third party sub-advisors make day-to-day investment decisions. Several professionally managed strategies are available and are designed to fit a broad range of goals, diversification objectives and risk tolerance levels. Each team of GIS portfolio managers or sub-advisors focuses on particular asset classes and investment approaches. "GIS" is also the name of a Sponsor initiative that seeks to harness the collective resources of Morgan Stanley to deliver innovative financial products to our clients, including the offering of these unit investment trusts based on GIS portfolio manager model portfolios and/or investment strategies.

The Sponsor and the Trusts have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-______) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table—Uncommon Values Trust, 2015 Series	4
Fee Table—Uncommon Values Growth & Income Series, 2015	5
Summary of Essential Information	6
Report of Independent Registered Public Accounting Firm	7
Statements of Financial Condition	8
Portfolio—Uncommon Values Trust, 2015 Series	9
Portfolio—Uncommon Values Growth & Income Series, 2015	10
Description of the Trusts	12
Risk Factors	14
Public Sale of Units	17
Market For Units	21
Redemption	21
Expenses and Charges	22
Administration of the Trusts	23
Exchange and Rollover Privileges	26
Reinvestment Plan	27
Resignation, Removal and Limitations on Liability	27
Taxes	28
Miscellaneous	31

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
(800) 856-8487

When units of a Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this prospectus is not complete with respect to future Trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to these Trusts not contained in this Prospectus and you should not rely on any other information. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of the Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Morgan Stanley Global Investment Solutions—

Uncommon Values Trust, 2015 Series

Uncommon Values Growth & Income Series, 2015

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1                               Trust Agreement (to be supplied by amendment).

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.  Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

3.3                               Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

4.1                              Consent of Evaluator (to be supplied by amendment).

4.2                               Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated April 30, 2014, and to Pre-Effective Amendment No. 2 filed for the same registrant dated July 11, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 8th day of May, 2015.

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — UNCOMMON VALUES TRUST, 2015 SERIES AND UNCOMMON VALUES GROWTH & INCOME SERIES, 2015

(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ SCOTT RICHARDSON
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 8, 2015, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Gregory J. Fleming	Chairman, Chief Executive Officer and President

Sara Furber	Director, Chief Operating Officer and
Executive Committee Member

Douglas J. Ketterer	Director and Executive Committee Member

Jeffrey Gelfand	Chief Financial Officer

By:	/s/ SCOTT RICHARDSON
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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